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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Environmental Tectonics Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
294092-10-1
(CUSIP Number)
Thomas P. Oldweiler, Esq.
Armbrecht Jackson LLP
63 South Royal Street, Suite 1300
Mobile, Alabama 36601
(251) 405-1300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 26, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	294092-10-1	Page	2	of	12

1	NAMES OF REPORTING PERSONS: Advanced Technology Asset Management, LLC (f/k/a ETC Asset Management, LLC)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
(63-1280098)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

(See Item 3 below)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Alabama

	7	SOLE VOTING POWER:

NUMBER OF		1,910,192 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		53,900 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,910,192 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER:

53,900 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,964,092 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.76%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

CUSIP No.	294092-10-1	Page	3	of	12

1	NAMES OF REPORTING PERSONS: T. Todd Martin, III

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

(See Item 3 below)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,937,192 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		33,900 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,937,192 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER:

33,900 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,971,092 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.84%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	294092-10-1	Page	4	of	12

1	NAMES OF REPORTING PERSONS: Allied Williams Companies, Inc. (f/k/a Allied Bruce Terminix Companies, Inc.)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
(62-0639924)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

(See Item 3 below)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		26,900 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,937,192 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		26,900 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER:

1,937,192 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,964,092 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.76%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	294092-10-1	Page	5	of	12

1	NAMES OF REPORTING PERSONS:
Equity Management, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

(See Item 3 below)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Alabama

	7	SOLE VOTING POWER:

NUMBER OF		17,000 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,947,092 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		17,000 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER:

1,947,092 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,964,092 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.76%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

CUSIP No.	294092-10-1	Page	6	of	12

1	NAMES OF REPORTING PERSONS:
Perdido Investors, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

(See Item 3 below)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Alabama

	7	SOLE VOTING POWER:

NUMBER OF		10,000 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,954,092 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,000 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER:

1,954,092 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,964,092 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.76%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)
(1) Based on shares of the Common Stock outstanding as of September 29, 2006, as reported in the Company’s Form 10-Q for the fiscal quarter ended August 25, 2006 (9,026,249).

Item 1. Security and Issuer.
     This statement relates to the common stock (the “Common Stock”) of Environmental Tectonics Corporation (the “Company”). The Company’s principal offices are located at County Line Industrial Park, Southampton, Pennsylvania 18966.
Item 2. Identity and Background.
     (a) This statement is being filed by (i) Advanced Technology Asset Management, LLC (f/k/a ETC Asset Management, LLC), an Alabama limited liability company (“ATAM”), with respect to shares beneficially owned by it; (ii) T. Todd Martin, III with respect to shares beneficially owned by him, (iii) Allied Williams Companies, Inc. (f/k/a Allied Bruce Terminix, Inc.), a Delaware corporation (“Allied”), with respect to shares beneficially owned by it; (iv) Equity Management, LLC, an Alabama limited liability company (“EM”), with respect to shares beneficially owned by it; and (v) Perdido Investors, LLC, an Alabama limited liability company (“PI”), with respect to shares beneficially owned by it. ATAM, Mr. Martin, Allied, EM and PI are collectively referred to herein as the “Filing Persons.” The undersigned hereby file this statement on Schedule 13D on behalf of the Filing Persons pursuant to Rule 13d-1(k)(1)-(2) under the Securities Exchange Act of 1934, as amended (the “Act”).
     (b) The business address of ATAM, Mr. Martin, Allied, EM and PI is 50 Midtown Park East, Mobile, Alabama 36606.
     (c) ATAM is a limited liability company that was formed to own and manage its members’ investment in the Company. Mr. Martin’s principal occupation is an investor, and is manager of ATAM, EM and PI and he is an officer and director of Allied. Allied is the successor to Allied Bruce Terminix, Inc., and its principal business is business strategic planning and acquisition. The principal businesses of EM and PI are to facilitate their members’ investments.
     (d) During the last five years, none of the Filing Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the Filing Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or

CUSIP No.	294092-10-1	Page	8	of	12
prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Mr. Martin is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     The requirements of this item are not applicable.
Item 4. Purpose of Transaction.
     Each of the Filing Persons acquired their shares of Common Stock for investment purposes. The Filing Persons previously reported their ownership of shares of Common Stock on Schedule 13G. The Filing Persons believe that the Common Stock is undervalued and represents an attractive investment opportunity.
     The primary interest of the Filing Persons is to maximize the value of the Common Stock of the Company for the benefit of all stockholders. To this end, the Filing Persons intend to continually review the Company’s business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industrial conditions.
     Depending upon the foregoing factors or any other factors deemed relevant by the Filing Persons, the Filing Persons may acquire additional shares of Common Stock, or dispose of all or part of their shares of Common Stock, in open market transactions, privately negotiated transactions or otherwise. Any such acquisitions or dispositions may be effected by the Filing Persons at any time without prior notice.
     The Filing Persons may in the future submit to the Company nominations of directors for election to the Company’s Board of Directors or stockholder proposals as and to the extent permitted by, and subject to the limitations contained in, the Company’s certificate of incorporation and bylaws. The Filing Persons may acquire such additional shares of Common Stock as are necessary to ensure the election of any director nominated by the Filing Persons.
     Further, the Filing Persons may engage in communications from time to time with one or more stockholders, potential suitors, officers or directors of the Company regarding strategic alternatives available to or explored by the Company, various means of maximizing stockholder value or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described herein, the Filing Persons do not have any present plans or intentions which

CUSIP No.	294092-10-1	Page	9	of	12
would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) ATAM beneficially owns 1,964,092 shares of Common Stock, which constitutes 21.76% of the Common Stock outstanding (based on shares of the Common Stock outstanding as of September 29, 2006, as reported in the Company’s Form 10-Q for the fiscal quarter ended August 25, 2006 (9,026,249)).
     Mr. Martin beneficially owns 1,971,092 shares of Common Stock, which constitutes 21.84% of the Common Stock outstanding (based on shares of the Common Stock outstanding as of September 29, 2006, as reported in the Company’s Form 10-Q for the fiscal quarter ended August 25, 2006 (9,026,249)).
     Allied beneficially owns 1,964,092 shares of Common Stock, which constitutes 21.76% of the Common Stock outstanding (based on shares of the Common Stock outstanding as of September 29, 2006, as reported in the Company’s Form 10-Q for the fiscal quarter ended August 25, 2006 (9,026,249)).
     EM beneficially owns 1,964,092 shares of Common Stock, which constitutes 21.76% of the Common Stock outstanding (based on shares of the Common Stock outstanding as of September 29, 2006, as reported in the Company’s Form 10-Q for the fiscal quarter ended August 25, 2006 (9,026,249)).
     PI beneficially owns 1,964,092 shares of Common Stock, which constitutes 21.76% of the Common Stock outstanding (based on shares of the Common Stock outstanding as of September 29, 2006, as reported in the Company’s Form 10-Q for the fiscal quarter ended August 25, 2006 (9,026,249)).
     (b) ATAM has the sole voting power and sole power to dispose of 1,910,192 shares of Common Stock. Mr. Martin has the sole voting power and sole power to dispose of 1,937,192 shares of Common Stock. Allied has sole voting power and sole power to dispose of 26,900 shares of Common Stock. EM has sole voting power and sole power to dispose of 17,000 shares of Common Stock. EM has sole voting power and sole power to dispose of 10,000 shares of Common Stock.
     (c) In the past 60 days the Filing Persons have effected the following transactions:

CUSIP No.	294092-10-1	Page	10	of	12
     From November 4, 2006 through January 5, 2007, Mr. Martin purchased a total of 11,500 shares of Common Stock, as more fully described on Annex A attached hereto and made a part hereof. On December 26, 2006, ATAM purchased 684,000 shares of Common Stock owned by Mr. Martin.
(d)	N/A

(e)	N/A
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     None
Item 7. Material to be Filed as Exhibits.
     None

CUSIP No.	294092-10-1	Page	11	of	12
SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, each of the parties set forth below certifies that the information set forth in this statement is true, complete and correct.

Date: January 5, 2007

Advanced Technology Asset Management, LLC

By:	/s/ T. Todd Martin, III

T. Todd Martin, III Manager

/s/ T. Todd Martin, III

T. Todd Martin, III

Allied Williams Companies, Inc.

By:	/s/ T. Todd Martin, III

T. Todd Martin, III Vice President

Equity Management, LLC

By:	/s/ T. Todd Martin, III

T. Todd Martin, III Manager

Perdido Investors, LLC

By:	/s/ T. Todd Martin, III

T. Todd Martin, III Manager

CUSIP No.	294092-10-1	Page	12	of	12
ANNEX A

		Amount of		How
	Date of	Securities		Transaction
Purchaser	Transaction	Acquired	Price Per Share	Effected
T. Todd Martin, III	11/10/2006	5,000	$4.8836	AMEX
T. Todd Martin, III	11/17/2006	3,500	$4.8066	AMEX
T. Todd Martin, III	11/22/2006	2,000	$4.899	AMEX
T. Todd Martin, III	12/04/2006	1,000	$5.79	AMEX